                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    786444109
                                 (CUSIP Number)

                            DAVID K. MEYERCORD, ESQ.
                           STRASBURGER & PRICE, L.L.P.
                           901 MAIN STREET, SUITE 4300
                               DALLAS, TEXAS 75202
                                 (214) 651-4300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 8, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   786444109

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               LESLIE B. DANIELS
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

                            35,155
                    ------------------------------------------------------------
     NUMBER OF      8       SHARED VOTING POWER
       SHARES
    BENEFICIALLY            8,432,078
      OWNED BY      ------------------------------------------------------------
        EACH        9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON               35,155
       WITH:        ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            8,432,078
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,467,233
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               24.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.   786444109

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAI Partners & Company II, Limited Partnership
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

                            2,780,785
                    ------------------------------------------------------------
    NUMBER OF       8       SHARED VOTING POWER
      SHARES
   BENEFICIALLY             5,649,293
     OWNED BY       ------------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                2,780,785
      WITH:         ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            5,649,293
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,430,078
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]


--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               24.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.   786444109

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAI Capital Partners & Company II, Limited Partnership
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

                            5,649,293
                    ------------------------------------------------------------
     NUMBER OF      8       SHARED VOTING POWER
       SHARES
    BENEFICIALLY            2,780,785
      OWNED BY      ------------------------------------------------------------
        EACH        9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON               5,649,293
       WITH:        ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            2,780,785
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,430,078
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               24.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         Common Stock, $.01 par value.

         SafeGuard Health Enterprises, Inc.
         95 Enterprise
         Aliso Viejo, California 92656

ITEM 2. IDENTITY AND BACKGROUND.

         This amendment is filed by Leslie B. Daniels, CAI Partners & Company II, Limited Partnership, an Ontario limited partnership ("Partners"), and CAI Capital Partners & Company II, Limited Partnership, an Ontario limited partnership ("Capital Partners"). Leslie B. Daniels is a principal of Partners and Capital Partners. On March 1, 2000, SafeGuard Health Enterprises, Inc. (the "Issuer") entered into a Term Sheet Agreement, dated March 1, 2000 (the "Term Sheet Agreement") (a copy of which was attached to the previous report filed by the parties to this amendment) with Partners, Capital Partners, Jack R. Anderson ("Anderson"), Silicon Valley Bank ("Bank"), John Hancock Mutual Life Insurance Company and the other holders of the 7.91% Senior Notes of the Issuer due September 30, 2005 (collectively, "Hancock"), and Steven J. Baileys, D.D.S. ("Baileys") (Partners, Capital Partners, Anderson and Baileys being collectively referred to herein as the "Investors") relating to the lending of funds by the Investors to the Issuer and the subsequent conversion of such loans and other loans to the Company into Convertible Preferred Stock and Convertible Notes of the Issuer. On July 24, 2000, Bank agreed to sell the indebtedness of the Issuer owed to Bank, subject to the terms of the Term Sheet Agreement, to the Investors and certain other parties pursuant to a Loan Document Purchase and Assignment Agreement dated June 30, 2000 (the "Bank Debt Agreement") (a copy of which was attached to the previous report filed by the parties to this amendment).

         CAI Capital Partners & Company II-C, Limited Partnership, an Ontario limited partnership ("CP II-C") is not included in this amendment because it does not meet the beneficial ownership test detailed in the applicable securities regulations as related to Mr. Daniels, Partners or Capital Partners.

         This amendment is filed because of the voting securities of the Issuer that certain Investors have now acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement as set forth below in this amendment.

         (a) Name of Reporting Person -- Leslie B. Daniels

             (b) Business Address --
                 767 Fifth Avenue, 5th Floor
                 New York, NY 10153

             (c) Principal occupation --
                 Principal with CAI Managers & Co., L. P., an investment manager, with offices located at 767 Fifth Avenue, 5th Floor, New York, NY 10153.

             (d) Criminal Convictions -- none

             (e) Injunctions with respect to federal or state securities laws --
                 none

             (f) Citizenship -- U.S.A.

         (a) Name of Reporting Person -- CAI Partners & Company II, Limited Partnership ("Partners")

             (b) Business Address --
                 767 Fifth Avenue, 5th Floor
                 New York, NY 10153

             (c) Principal Business -- Private Investment Fund

             (d) Criminal Convictions -- None

             (e) Injunctions with respect to federal or state securities laws --
                 none

             (f) Place of Organization -- Ontario limited partnership

                 Partners is an Ontario limited partnership. The sole general partner of Partners is CAI Partners GP & Co., L.P., an Ontario limited partnership (the "Partners General Partner"). The Partners General Partner has five general partners each consisting of corporations controlled by Leslie B. Daniels, Richard J. Schmeelk, Peter M. Gottsegen, Peter G. Restler and Manfred W. Yu, respectively. The Partners General Partner has two limited partners consisting of two corporations controlled by David M. Culver and Mark P. Culver, respectively.

         (a) Name of Reporting Person -- CAI Capital Partners & Company II, Limited Partnership ("Capital Partners")

             (b) Business Address --
                 767 Fifth Avenue, Fifth Floor
                 New York, NY 10153

             (c) Principal Business -- Private Investment Fund

             (d) Criminal Convictions -- None

             (e) Injunctions with respect to federal or state securities laws --
                 none

             (f) Place of Organization -- Ontario limited partnership

                 Capital Partners is an Ontario limited partnership. The sole general partner of Capital Partners is CAI Capital Partners GP & Co., L.P., an Ontario limited partnership (the "Capital Partners General Partner"). The Capital Partners General Partner has five general partners each consisting of corporations controlled by Leslie B. Daniels, Richard J. Schmeelk, Peter M. Gottsegen, Peter G. Restler and Manfred W. Yu, respectively. The Capital Partners General Partner has two limited partners consisting of two corporations controlled by David M. Culver and Mark P. Culver, respectively.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This amendment is filed because the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement described in Item 2 above are complete and cover shares of Common Stock of the Issuer (a) beneficially owned by Leslie B. Daniels, (b) issuable upon the full conversion of all loans, preferred stock and notes acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by Partners, and (c) issuable upon the full conversion of all loans, preferred stock and notes acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by Capital Partners. See Item 5 below for a complete description of the ownership of the shares currently held and acquired by such parties. The funds used to acquire the shares currently owned by Leslie B. Daniels were personal funds. The funds used to acquire the convertible preferred stock and convertible notes acquired by Partners and Capital Partners pursuant to the Term Sheet Agreement are funds held by such entities for investment. Partners and Capital Partners are private investment funds and were not formed specifically for making the investment in the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

         The purposes of the transaction are unchanged from the previous filing.

         Leslie B. Daniels is one of the principals of Partners and Capital Partners (collectively, "CAI"). Mr. Daniels individually will not acquire any voting securities of the Issuer as a result of the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement.

         (a) Mr. Daniels does not have any current plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer.

         (b) CAI and Mr. Daniels do not have any current plans or proposals involving any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) CAI and Mr. Daniels do not have any current plans or proposals involving the sale or transfer of a material amount of the assets of the Issuer and of its subsidiaries.

         (d) The board of directors of the Issuer presently consists of seven members, of which four will be individuals designated by the owners of the Investor Senior Loan (as defined in the Term Sheet Agreement), the Series A Preferred Stock and Series A Convertible Notes, as applicable.

Partners and Capital Partners control collectively more than a majority of such loan/preferred stock/notes. In addition, Mr. Daniels is currently on the Board of Directors of the Issuer.

         (e) CAI and Mr. Daniels have no current plans or proposals to make any material change in the present capitalization of the Issuer, or the dividend policy of the Issuer.

         (f) CAI and Mr. Daniels do not have any current plans or proposals to make any other material change in the Issuer's business or corporate structure.

         (g) CAI and Mr. Daniels do not have any current plans or proposals to make any changes in the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control of the Issuer by any person.

         (h) CAI and Mr. Daniels do not have any current plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) CAI and Mr. Daniels do not have any current plans or proposals to cause any class of equity securities of the Issuers to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934.

         (j) CAI and Mr. Daniels do not have any plans or proposals to take any action similar to any of the items discussed above, except as specifically noted in Items (a) and (d), above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         This amendment covers shares of Common Stock of the Issuer (a) beneficially owned by Leslie B. Daniels, (b) issuable upon the full conversion of all loans, preferred stock and notes acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by Partners, and (c) issuable upon the full conversion of all loans, preferred stock and notes acquired pursuant to the Term Sheet Agreement and Bank Debt Agreement by Capital Partners.

         Mr. Daniels is included in this amendment by virtue of his relationship with Partners and Capital Partners.

         As of December 28, 2000, the Issuer had 4,737,498 shares of Common Stock outstanding. In the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement, assuming full conversion of the Investor Senior Loan and Series A, B, and D Convertible Notes, the Series A, B, C and D Preferred Stock issued will collectively be convertible into 30,000,000 shares of Common Stock of the Issuer. As a result, assuming the conversion of all such preferred stock issued in the purchase transaction, there will be 34,737,498 shares of Common Stock outstanding (based on the number of shares of common stock of the Issuer outstanding as of December 28, 2000).

         The current beneficial ownership of securities of the Issuer by Mr. Daniels consists of a total of 37,155 shares of Common Stock held as follows:
(a) 14,250 shares held directly by Mr. Daniels and 20,905 shares held by a trust of which Mr. Daniels is a trustee, as to which Mr. Daniels has sole voting and dispositive power, and (b) 1,000 shares held by Elizabeth A. Learson, the spouse of Mr. Daniels, and 1,000 shares held by Paul B. Daniels, the brother of Mr. Daniels, as to which Mr. Daniels has shared dispositive power. Such 37,155 shares in the aggregate represent .78% of the shares of common stock of the Issuer currently outstanding and would represent approximately .11% of the shares of common stock of the Issuer outstanding, assuming full conversion of the preferred stock issued pursuant to the Term Sheet Agreement and Bank Debt Agreement as described above.

         This amendment reflects a total of 8,467,233 shares beneficially owned by Mr. Daniels which represents (a) the 37,155 shares as to which Mr. Daniels currently has beneficial ownership and (b) the 8,430,078 shares issuable upon full conversion of the preferred stock and notes issued to Partners and Capital Partners in the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement as to which Mr. Daniels will have shared voting and dispositive powers. Mr. Daniels is one of the five principals of Partners and Capital Partners, and as such, has shared voting and dispositive power of the shares acquired by Partners and Capital Partners.

         Partners now owns Series A, B and C Preferred Stock convertible into a collective 2,780,785 shares of Common Stock of the Issuer. Such shares would represent approximately 8.01% of the outstanding shares of the Common Stock of the Issuer assuming conversion of all the preferred stock and notes issuable pursuant to the Term Sheet Agreement and Bank Debt Agreement. This amendment reflects a total of 8,430,078 shares beneficially owned by Partners which represents the shares issuable upon conversion of all the Series A, B and C Preferred Stock issued to Partners and Capital Partners pursuant to the Term Sheet Agreement and Bank Debt Agreement.

         Capital Partners now owns Series A, B and C Preferred Stock convertible into a collective 5,649,293 shares of Common Stock of the Issuer. Such shares would represent approximately 16.26% of the outstanding shares of the Common Stock of the Issuer assuming conversion of all the preferred stock and notes issuable pursuant to the Term Sheet Agreement and Bank Debt Agreement. This amendment reflects a total of 8,430,078 shares beneficially owned by Capital Partners which represents the shares issuable upon conversion of all the Series A, B and C Preferred Stock issued to Partners and Capital Partners pursuant to the Term Sheet Agreement and Bank Debt Agreement.

         Mr. Daniels, Partners and Capital Partners have not effected any transaction involving shares of common stock of the Issuer at any time since more than 60 days prior to the date of this amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Term Sheet Agreement and Bank Debt Agreement and the relationship of Mr. Daniels as a principal of Partners and Capital Partners, there are no contracts, agreements, understandings or relationships between Mr. Daniels, Partners and Capital Partners except for an Agreement Among Stockholders executed by the Investors, the parties acquiring the Bank's indebtedness pursuant to the Bank Debt Agreement, Hancock, and the Issuer upon consummation of the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement. The

Agreement Among Stockholders relates to a voting agreement consistent with the terms of the Term Sheet Agreement and certain drag-along rights for Partners, Capital Partners, CP II-C and Anderson.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this amendment.

1. Written agreement of Leslie B. Daniels, CAI Partners & Company II, Limited Partnership, and CAI Capital Partners & Company II, Limited Partnership with respect to the joint filing of this amendment.

2. Agreement Among Stockholders dated as of January 31, 2001, by and among the Issuer, the Investors, Hancock and others.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date February 15, 2001                 /s/ Leslie B. Daniels
                                       ---------------------
                                       Signature

                                       Leslie B. Daniels
                                       ---------------------
                                       Name/Title

                                 EXHIBIT INDEX


EXHIBIT
NUMBER   DESCRIPTION
-------  -----------

  1.     Written agreement of Leslie B. Daniels, CAI Partners & Company II,
         Limited Partnership, and CAI Capital Partners & Company II, Limited
         Partnership with respect to the joint filing of this amendment.

  2. Agreement Among Stockholders dated as of January 31, 2001, by and among the Issuer, the Investors, Hancock and others.